General Reporting Rules                             2018-E
             UNITED STATES                                 OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION            OMB Number: 3235-0058
             Washington, D.C. 20549

             Estimated average burden Hours per response..........2.50

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):     [ ] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K
                 [X] Form 10-Q    [ ] Form N-SAR

                 For Period Ended:      March 31, 2008

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR

                 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I--REGISTRANT INFORMATION

Sunrise Real Estate Group, Inc.
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Full Name of Registrant

Former Name if Applicable: N/A
                           ---

Suite 701, No. 333, Zhaojiabang Road
Shanghai, PRC 200032
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(Address of Principal Executive Office)

PART II-- RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]   (a)   The reasons described in reasonable detail on Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period, (Attach extra sheets if needed):

The Company will be delayed in the filing of its 10-QSB due to a delay in the preparation of its financial statements.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person in regard to this notification

         Steven W. Schuster, Esq.     (212)                  448-1100
         ------------------------     -----                  --------
                (Name)             (Area Code)          (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer no, identify report(s). X Yes     No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                    X Yes     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Exhibit A
                                  -------------

                        Sunrise Real Estate Group, Inc.
                        -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May   2008

/s/    Art Honanyan
------------------------------
Name:  Art Honanyan
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTION
-------------------

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchanged on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13-(b) of Regulation S-T.

                                    EXHIBIT A
                                    ---------

Fiscal Quarter Ended March 31, 2008:

The Company's revenues for the three months ended March 31, 2008 were approximately $1,319,545 compared to $1,135,155 for the three months ended March 31, 2007. The increase in net revenue in the first quarter, 2008 was mainly due to the increase in our property management.
The Company's net income (loss) for the three months ended March 31, 2008 was approximately $(1,328,754) compared to $(1,389,235) for the three months ended March 31, 2007.